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SEC FILE NUMBER
8-39928

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WFG Investments, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2711 N. Haskell Avenue, Suite 2900
(No. and Street)

Dallas	TX	75204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David W. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of WFG Investments, Inc., as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

EDITH CLARA MIDDLETON
Notary Public, State of Texas
My Commission Expires
November 08, 2016

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exception Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WFG INVESTMENTS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2015

WFG INVESTMENTS, INC.

CONTENTS

ACCOUNTANTS
CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
WFG Investments, Inc.

We have audited the accompanying statement of financial condition of WFG Investments, Inc. (the "Company") as of June 30, 2015, and the related statements of income, changes in stockholder equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WFG Investments, Inc. as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in accordance with 17C.F.R.§ 240.17a-5. In our opinion, the supplementary information contained in Schedule I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

Dallas, Texas
August 24, 2015

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

WFG INVESTMENTS, INC.
Statement of Financial Condition
June 30, 2015

ASSETS

Cash and cash equivalents	$ 1,107,788
Concessions receivable	707,416
Receivable from broker-dealers and clearing organizations	106,136
Securities owned at fair value	5,689,482
Secured demand note–related party	200,000
Employee advances	127,058
Prepaid expenses	200,877
Other assets	319,915
Federal income taxes receivable-parent	235,441
	$ 8,694,113

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 35,017
Accrued expenses	909,947
Payable to broker-dealers and clearing organizations	3,130,376
Commissions payable	1,446,442
Note payable	505,846
Securities sold, not yet purchased, at fair value	127,637
State income taxes payable-parent	65,746
Due to affiliates	37,818
	6,258,829
Liabilities subordinated to the claims of general creditors	400,000
Total liabilities	6,658,829
Stockholder's equity	
Common stock, 100,000 shares authorized with no par value, 10,000 shares issued, 9,500 shares outstanding	1,000
Additional paid-in capital	650,000
Retained earnings	1,434,284
Treasury stock, 500 shares, at cost	(50,000)
Total stockholder's equity	2,035,284
	$ 8,694,113

The accompanying notes are an integral part of these financial statements.

WFG INVESTMENTS, INC.
Statement of Income
For the Year Ended June 30, 2015

Revenues	
Commission income	$ 5,755,380
Sale of investment company shares	8,316,978
Gains or (losses) on firm securities trading accounts	7,698,114
Other income	17,993,782
Research services income	28,065
Interest income	208,079
	40,000,398
Expenses	
Commissions and clearance paid to all other brokers	30,783,427
Communications	64,703
Regulatory fees and expenses	354,416
Interest expense	68,109
Other expenses	9,358,910
	40,629,565
Income before income taxes	(629,167)
Federal income tax expense (benefit)	(230,532)
Provision for state income taxes	48,971
Net Income (loss)	$ (447,606)

The accompanying notes are an integral part of these financial statements.

WFG INVESTMENTS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2015

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balances at June 30, 2014	$ 1,000	$ 650,000	$ 1,881,890	$ (50,000)	$ 2,482,890
Net income (loss)			(447,606)		(447,606)
Balances at June 30, 2015	$ 1,000	$ 650,000	$ 1,434,284	$ (50,000)	$ 2,035,284

The accompanying notes are an integral part of these financial statements.

WFG INVESTMENTS, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended June 30, 2015

Balance at June 30, 2014	$	400,000
Increases		--
Decreases		--
Balance at June 30, 2015	$	400,000

The accompanying notes are an integral part of these financial statements.

WFG INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended June 30, 2015

Cash flows from operating activities:	
Net income(loss)	$ (447,606)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(2,479)
Increase in concession receivable	(77,528)
Increase in securities owned at fair value	(1,444,156)
Increase in prepaid expenses	(16,651)
Decrease in employee advances	30,929
Decrease in other assets	153,485
Increase in federal income taxes receivable-parent	(230,567)
Decrease in accounts payable	(21,872)
Decrease in accrued expenses	(44,202)
Increase in payable to broker-dealers and clearing organizations	2,195,251
Decrease in commissions payable	(540,697)
Decrease in securities sold short, not yet purchased at fair value	(192,884)
Decrease in state income tax payable-parent	(12,970)
Decrease in due to affiliates	(16,575)
Net cash provided (used) by operating activities	(668,522)
Cash flows from investing activities:	
Net cash provided (used) by investing activities	--
Cash flows from financing activities:	
Increase in Notes Payable	525,000
Principal payments on note payable	(109,737)
Net cash provided (used) by financing activities	415,263
Net increase in cash and cash equivalents	(253,259)
Cash and cash equivalents at beginning of year	1,361,047
Cash and cash equivalents at end of year	$ 1,107,788

Supplemental Disclosures of Cash Flow Information

Cash paid for:	
Interest	$ 68,109
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

WFG Investments, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Texas Corporation and is a wholly-owned subsidiary of Williams Financial Group, Inc. (the "Parent"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Receivables from brokers and dealers are with the Company's clearing broker-dealers.

Purchases and sales of securities are recorded on a trade date basis. Commission and concession revenue and expense are recorded on a trade date basis.

Concessions receivable and receivables from broker/dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances consist of pass through expenses, which are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Securities readily marketable are carried at fair value based upon quoted market prices and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company's securities are held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

Securities sold not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Other assets consist primarily of unsecured forgivable promissory notes from registered representatives. Each note has a term of no more than 60 months. One fifth of each note including accrued interests is forgiven each year.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

The Company accounts for income taxes in accordance with the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification. Deferred tax assets and liabilities arising from temporary differences between book and tax basis are recognized using the enacted statutory tax rates and laws that will be in effect when such differences are expected to reverse.

Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. In the case of deferred tax assets, a reduction in deferred tax assets are recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Note 1 - Summary of Significant Accounting Policies, continued

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those goods and services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. The ASU will be effective commencing with Company's year ending June 30, 2019. The Company is currently assessing the potential impact of this ASU on its financial statement.

In August 2014, the FASB issued 2014-15, Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern. Currently there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern. This ASU requires management to assess the entity's ability to continue as a going concern. This guidance is effective for the Company's annual reporting period ending June 30, 2016. Early adoption is permitted. The Company expects no material effect on its financial statements.

Note 2 - Fair Value Measurements

The Company uses various methods including market, income and cost approaches to determine fair value. Based on the approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial

Note 2 - Fair Value Measurements, continued

assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended June 30, 2015, the application of valuation techniques applied to similar assets and liabilities has been consistent.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis as follows:

Equity securities: Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Corporate bonds and certain obligations of government agencies or states, municipalities and political subdivisions are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

Securities owned and securities sold not yet purchased represent trading and investment securities at fair value at June 30, 2015 consist of the following (presented based upon classification in fair value hierarchy):

Note 2 - Fair Value Measurements, continued

	Securities Owned			
	Level 1	Level 2	Level 3	Total
Equity Securities	$ 50,065	$ --	$ --	$ 50,065
Mutual Funds	3,208			3,208
US Government Debt	--	34,625	--	34,625
Corporate Bonds	--	1,008	--	1,008
Municipal Bonds	--	5,600,576	--	5,600,576
	$ 53,273	$ 5,636,209	$ --	$ 5,689,482

	Securities Sold Not Yet Purchased			
	Level 1	Level 2	Level 3	Total
Municipal Bonds	$ --	$ 127,637	$ --	$ 127,637
	$ --	$ 127,637	$ --	$ 127,637

There were no transfers into or out of the Level 1, 2 or 3 categories in the fair value measurement hierarchy for the fiscal year ended June 30, 2015.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2015, the Company had net capital of approximately $1,049,726 and net capital requirements of $200,052. The Company's ratio of aggregate indebtedness to net capital was 2.86 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Income Taxes

The Company is a member of a group that files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 740. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

Note 5 - Income Taxes, continued

At June 30, 2015, $235,441 was receivable from the Parent for federal income taxes and $65,746 was payable to Parent for state income taxes.

Management evaluates income tax positions based on whether it is more likely than not the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the more likely than not threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Note 6 - Concentration Risk

At various times during the year, the Company had cash balances in excess of federally insured limits.

The Company has a substantial investment in non-investment grade, non-convertible debt securities (some of which are in default).

Note 7 - Payable to Clearing Broker

The payable to clearing broker represents the amount due for unsettled trading securities owned. Interest is charged on this payable at the prevailing margin rate, which was 3.125% at June 30, 2015.

Note 8 - Related Party Transactions

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Salaries and compensation, as well as other operating expenses such as rent, are paid by WFG Management Services, Inc., ("Management"). The Company reimbursed Management for those expenses. The Company paid $6,227,213 to Management for the year ended June 30, 2015 which is included in other expenses. The Company acts as a paying agent for WFG Advisors, LP. Advisory fees of $1,735,927 were received by the Company and remitted to registered persons of WFG Advisors, LP.

Note 9 - Liabilities Subordinated to Claims of General Creditors–Related Party

Borrowings under subordination agreements at June 30, 2015 are as follows:

Liabilities pursuant to secured demand note collateral agreements–12% interest due September 30, 2016, fully collateralized by cash and securities.	$ 200,000
Subordinated note to stockholder–12% interest beginning August 31, 2004, due September 30, 2016.	200,000
	$ 400,000

Note 9 - Liabilities Subordinated to Claims of General Creditors-Related Party, continued

The subordinated borrowings are covered by agreements approved by the FINRA and are thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required by the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest expense, paid to a related party, for the period ending June 30, 2015 was $48,000.

Note 10 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2015, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The Company has been named, along with other defendants, in proceedings and lawsuits incidental to its securities business. As of June 30, 2015 the parties in these cases were seeking damages of approximately $3.1 million. Management intends to present a vigorous defense. The ultimate outcome of these proceedings and lawsuits cannot presently be determined.

Note 11 - Notes Payable

Included in the Company's liabilities is a note payable to Financial Industry Regulatory Authority issued in December 2014 for $525,000. The Note has an interest rate of 6.25% and a term of four years with fixed monthly payments of $12,400.

The Aggregate maturities of notes payable as of June 30, 2015 is as follows: $181,902 for the year ending June 30, 2016, $131,069 for the year ending June 30, 2017, $139,499 for the year ending June 30, 2018, and $72,530 for the year ending June 30, 2019.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

June 30, 2015

Schedule I

WFG INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2015

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 2,035,284
Add:		
Liabilities subordinated to claims of general creditors		400,000
Total capital and allowable subordinated liabilities		2,435,284
Deductions and/or charges		
Non-allowable assets:		
Other assets	$ 319,915	
Concessions receivable	131,395	
Prepaid expenses	200,877	
Employee advances	127,058	
Federal income taxes receivable-parent	235,441	(1,014,686)
Net capital before haircuts on securities positions		
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		
Exempted securities	$ 363,267	
Debt securities	31	
Other securities	7,574	(370,872)
Net capital		$ 1,049,726

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 35,017
Accrued expenses	909,947
Note payable	505,846
Commissions payable	1,446,442
State income taxes payable-parent	65,746
Due to affiliates	37,818
Total aggregate indebtedness	$ 3,000,816

Schedule I (continued)

WFG INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 200,052
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 200,052
Net capital in excess of required minimum	$ 849,674
Excess net capital at 1000%	$ 749,644
Ratio: Aggregate indebtedness to net capital	2.86 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per Company's unaudited Focus Report	$ 1,448,384
Increase in legal reserve	(190,000)
Increase in non-allowable receivables	(208,658)
Net capital per audited report	$ 1,049,726

Schedule II

WFG INVESTMENTS, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2015

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms:	Pershing, LLC National Financial Services, LLC

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended June 30, 2015

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors and Stockholder
WFG Investments, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* WFG Investments, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which WFG Investments, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and *(b)* WFG Investments, Inc. stated that WFG Investments, Inc. met the identified exemption provisions throughout year ended June 30, 2015 except as described in its exemption report. WFG Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WFG Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.
CF & Co., L.L.P.

Dallas, Texas
August 24, 2015

<u>WFG INVESTMENTS, INC.</u>
<u>Exemption Report</u>
<u>June 30, 2015</u>

The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240,15c3-3(k)(2)(ii) for the year ended June 30, 2015 except as described in the Appendix.

WFG Investments, Inc

I, ______________ affirm that, to the best of my knowledge and belief, this exemption report is true and correct.

By: David Williams

Title: President

August 19, 2015

WFG INVESTMENTS, INC.
Exemption Report
Appendix
June 30, 2015

Blotter	Account #	Description	Received in Branch	Sent to Home Office	WI #
7/11/2014	KH2-031436	stock certificate - Cisco	7/9/2014	7/11/2014	608967
10/10/2014	KH4-226128	convertible debenture purchase agreement	9/30/2014	10/9/2014	679560
12/11/2014	KH4-230645	stock certificate - JB Hunt	12/3/2014	12/10/2014	743609
12/30/2014	KH4-230777	check	12/23/2014	12/29/2014	758765
5/4/2015	KH4-231618	check	4/29/2015	5/1/2015	874766

Report of Independent Registered Public Accounting Firm

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended June 30, 2015

ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT ON THE SIPC ANNUAL ASSESMENT

To the Board of Directors and Stockholder
WFG Investments, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2015, which were agreed to by WFG Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating WFG Investments, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for WFG Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2015 with the amounts reported in Form SIPC-7 for the year ended June 30, 2015 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
August 24, 2015

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended _______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

039928 FINRA JUN
WFG Investments, Inc
2711 N. Haskell Ave Ste 2900
Dallas, TX 78504-2902

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 57,834

B. Less payment made with SIPC-6 filed (**exclude interest**) (31,998)
January 27th, 2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 25,836

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 25,836

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $__________

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WFG Investments, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 4th day of August, 20 15.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ _______ _______
Postmarked Received Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/14
and ending 6/30/15

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $40,000,398

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. 0

(2) Net loss from principal transactions in securities in trading accounts. 0

(3) Net loss from principal transactions in commodities in trading accounts. 0

(4) Interest and dividend expense deducted in determining item 2a. 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. 0

(7) Net loss from securities in investment accounts. 0

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 16,510,148

(2) Revenues from commodity transactions. 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 0

(4) Reimbursements for postage in connection with proxy solicitation. 0

(5) Net gain from securities in investment accounts. 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Reg D previously submitted (Dallas Proton) 288,625

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $68,108

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii) 68,108

Total deductions 16,866,881

2d. SIPC Net Operating Revenues $23,133,517

2e. General Assessment @ .0025 $57,834

(to page 1, line 2.A.)